# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WANG & LEE GROUP, Inc., CIK 0001899658
CUSIP: G9T22C100
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 5-6/F Wing Tai Factory Building,, 3 Tai Yip Street,, Kwun Tong, Kowloon, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 04/24/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002053928

## Reporting persons
- Blaze Master Investment Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,400,000; shared voting power 0; sole dispositive power 1,400,000; shared dispositive power 0; aggregate amount beneficially owned 1,400,000 (8.07% of the class)
  Comment: (1) Blaze Master Investment Limited is 100% owned by Yuen Mei Tang. Accordingly, Yuen Mei Tang has the sole voting and dispositive power over these shares.
  
  (2) Percentage of class is calculated based on 17,357,924 ordinary shares outstanding as of March 2, 2025, which information was provided by the Issuer to the Reporting Persons on March 2, 2025.

## Item 1. Issuer
Name of issuer: WANG & LEE GROUP, Inc.
Address of issuer's principal executive offices: 5-6/F Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, K3, 0000

## Item 2. Person Filing
Name of person filing: Blaze Master Investment Ltd
Address of principal business office or, if none, residence: OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,400,000
Percent of class: 8.07
Sole power to vote or to direct the vote: 1,400,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,400,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blaze Master Investment Limited: /s/ Yuen Mei Tang, Yuen Mei Tang, Director (03/04/2025)